FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 8-K
                       PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          DATE OF REPORT: MAY 16, 2005

                             ---------------------

                         COMMISSION FILE NUMBER 1-8198

                            HSBC FINANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                   DELAWARE                               86-1052062
           (STATE OF INCORPORATION)         (IRS EMPLOYER IDENTIFICATION NUMBER)

2700 SANDERS ROAD, PROSPECT HEIGHTS, ILLINOIS             60070
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)             (ZIP CODE)


                                 (847) 564-5000
               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR
    230.425)

( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR
    240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange
    Act (17 CFR 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange
    Act (17 CFR 240.13e-4(c))

--------------------------------------------------------------------------------


ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

Financial supplement pertaining to the financial results of HSBC Finance Corporation for the quarter ended March 31, 2005. The information shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise incorporated by reference into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act except as otherwise expressly stated in such a filing.

ITEM 9.01. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS
--------------------------------------------------------------------------------

     (a) Financial statements of businesses acquired.

        Not applicable.

     (b) Pro forma financial information.

        Not applicable.

     (c) Exhibits.



NO.                            EXHIBIT
---                            -------

 99  Quarterly Financial Supplement for the quarter ended March
     31, 2005.



SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          HSBC FINANCE CORPORATION
                                          (Registrant)

                                          By: /s/ Patrick D. Schwartz
                                            ------------------------------------
                                              Patrick D. Schwartz
                                              Vice President-Deputy General
                                              Counsel-Corporate

Dated: May 16, 2005


                                                                      EXHIBIT 99

                            HSBC FINANCE CORPORATION

                QUARTERLY FINANCIAL SUPPLEMENT - MARCH 31, 2005





INDEX                                                         PAGE NO.
-----                                                         --------

Basis of Reporting..........................................    2
Consolidated Statements of Income - Owned Basis:
  Three Months..............................................    3
Receivables Analysis........................................    5
Financial Highlights - Managed Basis:
  Three Months..............................................    6
Credit Quality/Credit Loss Reserves - Managed Basis.........    7
Reconciliations to GAAP Financial Measures:
  Revenues, Average Interest-Earning Assets and Net Interest
     Income:
     Three Months...........................................    8
  Selected Financial Ratios.................................    9
  Credit Quality/Credit Loss Reserves:
     Two-Months-and-Over Contractual Delinquency............   11
     Quarter-to-Date Charge-offs, Net of Recoveries.........   11
     Real Estate Charge-offs and REO Expense................   13
     Credit Loss Reserves...................................   14
     Nonperforming Assets...................................   14



                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

BASIS OF REPORTING
--------------------------------------------------------------------------------

NON-GAAP FINANCIAL MEASURES
--------------------------------------------------------------------------------

This Quarterly Financial Supplement includes financial information which is presented on a non-GAAP basis as discussed below. Information included in this Quarterly Financial Supplement is intended to supplement and should not be considered a substitute for owned basis reporting. This Quarterly Financial Supplement should be read in conjunction with the owned basis information reported in our Quarterly Report on Form 10-Q.

See "Reconciliations to GAAP Financial Measures" for quantitative reconciliations of non-GAAP financial information to the equivalent owned basis GAAP financial information.

MANAGED BASIS REPORTING We monitor our operations and evaluate trends on a managed basis (a non-GAAP financial measure), which assumes that securitized receivables have not been sold and are still on our balance sheet. We manage and evaluate our operations on a managed basis because the receivables that we securitize are subjected to underwriting standards comparable to our owned portfolio, are serviced by operating personnel without regard to ownership and result in a similar credit loss exposure for us. In addition, we fund our operations, review our operating results, and make decisions about allocating resources such as employees and capital on a managed basis.

When reporting on a managed basis, net interest income, provision for credit losses and fee income related to receivables securitized are reclassified from securitization revenue in our owned statement of income into the appropriate caption. Additionally, charge-off and delinquency associated with these receivables are included in our managed basis credit quality statistics.

Debt analysts, rating agencies and others also evaluate our operations on a managed basis for the reasons discussed above and have historically requested managed basis information from us. We believe that managed basis information enables investors and other interested parties to better understand the performance and quality of our entire managed loan portfolio and is important to understanding the quality of originations and the related credit risk inherent in our owned and securitized portfolios. As the level of our securitized receivables falls over time, managed basis and owned basis results will eventually converge, and we will only report owned basis results.

OPERATING RESULTS, PERCENTAGES AND RATIOS Certain percentages and ratios have been presented on an operating basis and have been calculated using "operating net income", a non-GAAP financial measure. "Operating net income" is net income excluding certain nonrecurring items shown in the table below. These nonrecurring items are also excluded in calculating our operating basis efficiency ratios. We believe that excluding these nonrecurring items helps readers of our financial statements to better understand the results and trends of our underlying business. See our Annual Report for 2004 on Form 10-K for further discussion of these items.

A reconciliation of net income to operating net income follows:



                                                                   THREE MONTHS ENDED
                                                              ----------------------------
                                                              3/31/05   12/31/04   3/31/04
------------------------------------------------------------------------------------------
                                                                     (IN MILLIONS)

Net income..................................................   $626      $ 712      $470
Gain on bulk sale of private label receivables, after-tax...      -       (423)        -
Adoption of FFIEC charge-off policies for domestic private
  label and MasterCard and Visa portfolios, after-tax.......      -        121         -
                                                               ----      -----      ----
Operating net income........................................   $626      $ 410      $470
                                                               ====      =====      ====



                                        2

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME - OWNED BASIS

THREE MONTHS

                                                                                           % CHANGE FROM
                                                               THREE MONTHS ENDED              PRIOR
                                                         -------------------------------   -------------
                                                         3/31/05    12/31/04    3/31/04    QTR.     YEAR
--------------------------------------------------------------------------------------------------------
                                                                    (DOLLARS ARE IN MILLIONS)

Finance and other interest income.....................    $2,950     $3,001      $2,528     (1.7)%  16.7%
Interest expense......................................     1,062        918         708     15.7    50.0
                                                          ------     ------      ------    -----    ----
NET INTEREST INCOME...................................     1,888      2,083       1,820     (9.4)    3.7
Provision for credit losses...........................       841      1,286         928    (34.6)   (9.4)
                                                          ------     ------      ------    -----    ----
NET INTEREST INCOME AFTER PROVISION FOR CREDIT
  LOSSES..............................................     1,047        797         892     31.4    17.4
                                                          ------     ------      ------    -----    ----
Other revenues:
  Securitization revenue..............................        85        127         348    (33.1)   (75.6)
  Insurance revenue...................................       221        221         211        -     4.7
  Investment income...................................        33         30          41     10.0    (19.5)
  Derivative income...................................       260        263          52     (1.1)   100+
  Fee income..........................................       306        282         265      8.5    15.5
  Taxpayer financial services income..................       243          8         206     100+    18.0
  Other income........................................       314        164         100     91.5    100+
  Gain on bulk sale of private label receivables......         -        663           -    (100.0)     -
                                                          ------     ------      ------    -----    ----
TOTAL OTHER REVENUES..................................     1,462      1,758       1,223    (16.8)   19.5
                                                          ------     ------      ------    -----    ----
Costs and expenses:
  Salaries and fringe benefits........................       497        472         485      5.3     2.5
  Sales incentives....................................        82        104          78    (21.2)    5.1
  Occupancy and equipment expenses....................        87         86          83      1.2     4.8
  Other marketing expenses............................       180        199         132     (9.5)   36.4
  Other servicing and administrative expenses.........       258        209         226     23.4    14.2
  Support services from HSBC affiliates...............       209        194         177      7.7    18.1
  Amortization of acquired intangibles................       107         85         116     25.9    (7.8)
  Policyholders' benefits.............................       122        113         113      8.0     8.0
                                                          ------     ------      ------    -----    ----
TOTAL COSTS AND EXPENSES..............................     1,542      1,462       1,410      5.5     9.4
                                                          ------     ------      ------    -----    ----
Income before income tax expense......................       967      1,093         705    (11.5)   37.2
Income tax expense....................................       341        381         235    (10.5)   45.1
                                                          ------     ------      ------    -----    ----
NET INCOME............................................    $  626     $  712      $  470    (12.1)%  33.2%
                                                          ======     ======      ======    =====    ====
Gain on bulk sale of private label receivables,
  after-tax...........................................         -       (423)          -    100.0       -
Adoption of FFIEC charge-off policies for domestic
  private label and MasterCard and Visa portfolios,
  after-tax...........................................         -        121           -    (100.0)     -
                                                          ------     ------      ------    -----    ----
Operating net income(1)...............................    $  626     $  410      $  470     52.7%   33.2%
                                                          ======     ======      ======    =====    ====


---------------

(1) Operating net income is a non-GAAP financial measure which is provided for comparison of our operating trends and should be read in conjunction with our owned basis GAAP financial information. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

                                        3

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------


SECURITIZATION REVENUE



                                                                   THREE MONTHS ENDED
                                                              ----------------------------
                                                              3/31/05   12/31/04   3/31/04
------------------------------------------------------------------------------------------
                                                                     (IN MILLIONS)

Net initial gains(1)........................................    $ -       $  -      $  3
Net replenishment gains(1)..................................     53         69       120
Servicing revenue and excess spread.........................     32         58       225
                                                                ---       ----      ----
Total.......................................................    $85       $127      $348
                                                                ===       ====      ====


---------------

(1) Net of our estimate of probable credit losses under the recourse provisions.


RECEIVABLES SECURITIZED



                                                                   THREE MONTHS ENDED
                                                              ----------------------------
                                                              3/31/05   12/31/04   3/31/04
------------------------------------------------------------------------------------------
                                                                     (IN MILLIONS)

Auto finance................................................    $ -       $  -      $  -
MasterCard/Visa(1)..........................................      -          -        50
Personal non-credit card....................................      -          -         -
                                                                ---       ----      ----
Total.......................................................    $ -       $  -      $ 50
                                                                ===       ====      ====


---------------

(1) MasterCard and Visa are registered trademarks of MasterCard International, Incorporated and VISA USA Inc., respectively.

                                        4

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

RECEIVABLES ANALYSIS

END-OF-PERIOD RECEIVABLES



                                                                                % CHANGE FROM
                                                                                    PRIOR
                                                                               ---------------
                                              3/31/05    12/31/04   3/31/04    QTR.      YEAR
----------------------------------------------------------------------------------------------
                                                         (DOLLARS ARE IN MILLIONS)

OWNED RECEIVABLES:
  Real estate secured(1)....................  $ 68,486   $ 64,820   $ 52,440     5.7%     30.6%
  Auto finance..............................     8,107      7,544      4,936     7.5      64.2
  MasterCard/Visa...........................    15,554     14,635     10,788     6.3      44.2
  Private label(2)..........................     3,130      3,411     11,759    (8.2)    (73.4)
  Personal non-credit card..................    16,608     16,128     13,343     3.0      24.5
  Commercial and other......................       276        317        384   (12.9)    (28.1)
                                              --------   --------   --------   -----    ------
Total owned receivables.....................   112,161    106,855     93,650     5.0      19.8
                                              --------   --------   --------   -----    ------
RECEIVABLES SERVICED WITH LIMITED RECOURSE:
  Real estate secured.......................        73         81        182    (9.9)    (59.9)
  Auto finance..............................     2,175      2,679      4,093   (18.8)    (46.9)
  MasterCard/Visa...........................     6,140      7,583      9,536   (19.0)    (35.6)
  Private label(2)..........................         -          -      5,261       -    (100.0)
  Personal non-credit card..................     3,098      3,882      5,285   (20.2)    (41.4)
                                              --------   --------   --------   -----    ------
Total receivables serviced with limited
  recourse..................................    11,486     14,225     24,357   (19.3)    (52.8)
                                              --------   --------   --------   -----    ------
MANAGED RECEIVABLES:(3)
  Real estate secured.......................    68,559     64,901     52,622     5.6      30.3
  Auto finance..............................    10,282     10,223      9,029      .6      13.9
  MasterCard/Visa...........................    21,694     22,218     20,324    (2.4)      6.7
  Private label(2)..........................     3,130      3,411     17,020    (8.2)    (81.6)
  Personal non-credit card(4)...............    19,706     20,010     18,628    (1.5)      5.8
  Commercial and other......................       276        317        384   (12.9)    (28.1)
                                              --------   --------   --------   -----    ------
Total managed receivables...................  $123,647   $121,080   $118,007     2.1%      4.8%
                                              ========   ========   ========   =====    ======


---------------

(1) Real estate secured receivable levels reflect sales to HSBC Bank USA, N.A. of $.9 billion on March 31, 2004.

(2) Private label receivable levels reflect the bulk sale of domestic private label receivables in December 2004 of $12.2 billion ($15.6 billion on a managed basis) to HSBC Bank USA, N.A.

(3) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information.

(4) Personal non-credit card receivables are comprised of the following:



                                                              3/31/05   12/31/04   3/31/04
------------------------------------------------------------------------------------------
                                                                     (IN MILLIONS)

Domestic personal unsecured.................................  $10,736   $10,725    $ 9,659
Union Plus personal unsecured...............................      426       474        640
Personal homeowner loans....................................    4,390     4,582      4,580
Foreign unsecured...........................................    4,154     4,229      3,749
                                                              -------   -------    -------
Total.......................................................  $19,706   $20,010    $18,628
                                                              =======   =======    =======



                                        5

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------


FINANCIAL HIGHLIGHTS - MANAGED BASIS(1)

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

THREE MONTHS



                                                                                               % CHANGE FROM
                                                       THREE MONTHS ENDED                          PRIOR
                                     ------------------------------------------------------   ---------------
                                     3/31/05     (2)    12/31/04    (2)    3/31/04     (2)     QTR.     YEAR
-------------------------------------------------------------------------------------------------------------
                                                            (DOLLARS ARE IN MILLIONS)

Finance and other interest
  income...........................  $  3,391   10.78%  $  3,601   10.64%  $  3,417   10.94%    (5.8)%    (.8)%
Interest expense...................     1,171    3.72      1,050    3.10        843    2.70     11.5     38.9
                                     --------   -----   --------   -----   --------   -----   ------    -----
NET INTEREST INCOME................     2,220    7.06%     2,551    7.54%     2,574    8.24%   (13.0)   (13.8)
Provision for credit losses........       871              1,305              1,181            (33.3)   (26.2)
                                     --------           --------           --------           ------    -----
NET INTEREST INCOME AFTER PROVISION
  FOR CREDIT LOSSES................  $  1,349           $  1,246           $  1,393              8.3%    (3.2)%
                                     ========           ========           ========           ======    =====
Other revenues:
  Insurance revenue................  $    221           $    221           $    211                -%     4.7%
  Investment income................        33                 30                 41             10.0    (19.5)
  Fee income.......................       397                437                462             (9.2)   (14.1)
  Securitization revenue...........      (308)              (477)              (350)           (35.4)   (12.0)
  Derivative income................       260                263                 52             (1.1)    100+
  Taxpayer financial services
    income.........................       243                  8                206             100+     18.0
  Other income.....................       314                164                100             91.5     100+
  Gain on bulk sale of private
    label receivables..............         -                663                  -           (100.0)       -
                                     --------           --------           --------           ------    -----
TOTAL OTHER REVENUES...............  $  1,160           $  1,309           $    722            (11.4)%   60.7%
                                     ========           ========           ========           ======    =====
Average managed receivables
  Real estate secured..............  $ 66,562           $ 61,543           $ 52,165              8.2%    27.6%
  Auto finance.....................    10,242             10,052              8,902              1.9     15.1
  MasterCard/Visa..................    21,928             21,221             20,823              3.3      5.3
  Private label....................     3,227             17,858             17,471            (81.9)   (81.5)
  Personal non-credit card.........    19,827             19,593             18,857              1.2      5.1
  Commercial and other.............       306                321                391             (4.7)   (21.7)
  Purchase accounting fair value
    adjustments....................       184                243                391            (24.3)   (52.9)
                                     --------           --------           --------           ------    -----
Average managed receivables........  $122,276           $130,831           $119,000             (6.5)%    2.8%
Average noninsurance investments...    2,,927              3,889              5,313            (24.7)   (44.9)
Other interest-earning assets......       666                660                641               .9      3.9
                                     --------           --------           --------           ------    -----
Average managed interest-earning
  assets...........................  $125,869           $135,380           $124,954             (7.0)%     .7%
                                     ========           ========           ========           ======    =====
SELECTED FINANCIAL RATIOS:
Return on average managed assets...      1.73%              1.87%              1.30%            (7.5)%   33.1%
Efficiency ratio...................     43.59              36.00              40.75             21.1      7.0
Net interest margin................      7.06               7.54               8.24             (6.4)   (14.3)
Risk adjusted revenue..............      8.17               8.37               7.06             (2.4)    15.7
EXCLUDING NONRECURRING ITEMS/
  OPERATING BASIS:
Return on average managed assets...      1.73               1.07               1.30             61.7     33.1
Efficiency ratio...................     43.59              42.18              40.75              3.3      7.0
Risk adjusted revenue..............      8.17               7.32               7.06             11.6     15.7
                                     ========           ========           ========           ======    =====


---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

(2) % Columns: comparison to average managed interest-earning assets, annualized.

                                        6

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

CREDIT QUALITY/CREDIT LOSS RESERVES - MANAGED BASIS(1)

TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY



AS A PERCENT OF MANAGED CONSUMER RECEIVABLES, EXCLUDES COMMERCIAL.  3/31/05   12/31/04   3/31/04
------------------------------------------------------------------------------------------------

Real estate secured............................................      2.64%      2.97%      3.89%
Auto finance...................................................      2.26       2.96       2.63
MasterCard/Visa................................................      3.97       3.98       4.35
Private label..................................................      4.71       4.13       4.98
Personal non-credit card.......................................      9.16       9.30      10.36
                                                                     ----       ----      -----
TOTAL..........................................................      3.93%      4.24%      5.06%
                                                                     ====       ====      =====


QUARTER-TO-DATE CHARGE-OFFS, NET OF RECOVERIES



AS A PERCENT OF AVERAGE MANAGED CONSUMER RECEIVABLES, ANNUALIZED, EXCLUDES COMMERCIAL.  3/31/05   12/31/04   3/31/04
--------------------------------------------------------------------------------------------------------------------

Real estate secured......................................................                 .87%      1.04%      1.15%
Auto finance.............................................................                5.82       4.47       7.81
MasterCard/Visa(2).......................................................                6.56       7.54       7.08
Private label(2).........................................................                4.18       9.22       5.06
Personal non-credit card.................................................                8.54       8.55      11.21
                                                                                         ----       ----      -----
TOTAL....................................................................                3.65%      4.61%      4.88%
                                                                                         ====       ====      =====
Real estate charge-offs and REO expense as a percent of average managed real estate
  secured receivables....................................................                1.01%      1.17%      1.63%
                                                                                         ====       ====      =====



CREDIT LOSS RESERVES



                                                              3/31/05   12/31/04   3/31/04
------------------------------------------------------------------------------------------
                                                                     (IN MILLIONS)

Reserves for managed receivables at beginning of quarter....  $ 4,515   $ 5,199    $ 6,167
Provision for credit losses.................................      871     1,305      1,181
Charge-offs, net of recoveries..............................   (1,118)   (1,502)    (1,442)
Other, net..................................................      (26)     (487)         6
                                                              -------   -------    -------
Reserves for managed receivables at end of quarter..........  $ 4,242   $ 4,515    $ 5,912
                                                              =======   =======    =======
Reserves as a percent of managed receivables................     3.43%     3.73%      5.01%
                                                              -------   -------    -------


NONPERFORMING ASSETS



                                                              3/31/05   12/31/04   3/31/04
------------------------------------------------------------------------------------------
                                                                     (IN MILLIONS)

Nonaccrual managed receivables..............................  $3,387     $3,558    $3,726
Accruing managed receivables 90 or more days delinquent.....     579        607     1,208
Renegotiated commercial loans...............................       1          2         2
                                                              ------     ------    ------
Total nonperforming managed receivables.....................   3,967      4,167     4,936
Real estate owned...........................................     509        587       656
                                                              ------     ------    ------
TOTAL NONPERFORMING ASSETS..................................  $4,476     $4,754    $5,592
                                                              ======     ======    ======
Managed credit loss reserves as a percent of nonperforming
  managed receivables.......................................   106.9%     108.4%    119.8%
                                                              ------     ------    ------


---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

(2) The adoption of charge-off policies in accordance with the Uniform Retail Credit Classification and Account Management Policy issued by the Federal Financial Institutions Examination Council for our domestic private label and our MasterCard and Visa portfolios in December 2004 increased private label net charge-offs by $197 million (442 basis points), MasterCard/Visa net charge-offs by $5 million (10 basis points) and total consumer net charge-offs by $202 million (62 basis points) during the quarter ended December 31, 2004.

                                        7

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

RECONCILIATION TO GAAP FINANCIAL MEASURES

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

THREE MONTHS


                                     THREE MONTHS ENDED 3/31/05            THREE MONTHS ENDED 12/31/04
                                 -----------------------------------   -----------------------------------
                                            SERVICED WITH                         SERVICED WITH
                                               LIMITED                               LIMITED
                                  OWNED      RECOURSE(1)    MANAGED     OWNED      RECOURSE(1)    MANAGED
----------------------------------------------------------------------------------------------------------
                                                         (DOLLARS ARE IN MILLIONS)

Finance and other interest
 income........................  $  2,950      $   441      $ 3,391    $  3,001      $   600      $ 3,601
Interest expense...............     1,062          109        1,171         918          132        1,050
                                 --------      -------      --------   --------      -------      --------
NET INTEREST INCOME............     1,888          332        2,220       2,083          468        2,551
Provision for credit losses....       841           30          871       1,286           19        1,305
                                 --------      -------      --------   --------      -------      --------
NET INTEREST INCOME AFTER
 PROVISION FOR CREDIT LOSSES...  $  1,047      $   302      $ 1,349    $    797      $   449      $ 1,246
                                 ========      =======      ========   ========      =======      ========
Other revenues:
 Securitization revenue........  $     85      $  (393)     $  (308)   $    127      $  (604)     $  (477)
 Insurance revenue.............       221            -          221         221            -          221
 Investment income.............        33            -           33          30            -           30
 Fee income....................       306           91          397         282          155          437
 Derivative income.............       260            -          260         263            -          263
 Taxpayer financial services
   income......................       243            -          243           8            -            8
 Other income..................       314            -          314         164            -          164
 Gain on bulk sale of private
   label receivables...........         -            -            -         663            -          663
                                 --------      -------      --------   --------      -------      --------
TOTAL OTHER REVENUES...........  $  1,462      $  (302)     $ 1,160    $  1,758      $  (449)     $ 1,309
                                 ========      =======      ========   ========      =======      ========
Average receivables:
 Real estate secured...........  $ 66,485      $    77      $66,562    $ 61,445      $    98      $61,543
 Auto finance..................     7,779        2,463       10,242       7,191        2,861       10,052
 MasterCard/Visa...............    15,079        6,849       21,928      13,009        8,212       21,221
 Private label.................     3,227            -        3,227      14,349        3,509       17,858
 Personal non-credit card......    16,332        3,495       19,827      15,671        3,922       19,593
 Commercial and other..........       306            -          306         321            -          321
 Purchase accounting fair value
   adjustments.................       184            -          184         243            -          243
                                 --------      -------      --------   --------      -------      --------
Average receivables............  $109,392      $12,884      $122,276   $112,229      $18,602      $130,831
Average noninsurance
 investments...................     2,927            -        2,927       3,889            -        3,889
Other interest-earning
 assets........................       666            -          666         660            -          660
                                 --------      -------      --------   --------      -------      --------
Average interest-earning
 assets........................  $112,985      $12,884      $125,869   $116,778      $18,602      $135,380
                                 ========      =======      ========   ========      =======      ========
Net interest income as a
 percentage of average
 interest-earning assets.......      6.68%       10.31%        7.06%       7.13%       10.06%        7.54%
                                 ========      =======      ========   ========      =======      ========




                                     THREE MONTHS ENDED 3/31/04
                                 ----------------------------------
                                           SERVICED WITH
                                              LIMITED
                                  OWNED     RECOURSE(1)    MANAGED
-------------------------------  ----------------------------------
                                     (DOLLARS ARE IN MILLIONS)



Finance and other interest
 income........................  $ 2,528      $   889      $  3,417
Interest expense...............      708          135           843
                                 -------      -------      --------
NET INTEREST INCOME............    1,820          754         2,574
Provision for credit losses....      928          253         1,181
                                 -------      -------      --------
NET INTEREST INCOME AFTER
 PROVISION FOR CREDIT LOSSES...  $   892      $   501      $  1,393
                                 =======      =======      ========
Other revenues:
 Securitization revenue........  $   348      $  (698)     $   (350)
 Insurance revenue.............      211            -           211
 Investment income.............       41            -            41
 Fee income....................      265          197           462
 Derivative income.............       52            -            52
 Taxpayer financial services
   income......................      206            -           206
 Other income..................      100            -           100
 Gain on bulk sale of private
   label receivables...........        -            -             -
                                 -------      -------      --------
TOTAL OTHER REVENUES...........  $ 1,223      $  (501)     $    722
                                 =======      =======      ========
Average receivables:
 Real estate secured...........  $51,976      $   189      $ 52,165
 Auto finance..................    4,511        4,391         8,902
 MasterCard/Visa...............   11,129        9,694        20,823
 Private label.................   12,209        5,262        17,471
 Personal non-credit card......   13,115        5,742        18,857
 Commercial and other..........      391            -           391
 Purchase accounting fair value
   adjustments.................      391            -           391
                                 -------      -------      --------
Average receivables............  $93,722      $25,278      $119,000
Average noninsurance
 investments...................    5,313            -         5,313
Other interest-earning
 assets........................      641            -           641
                                 -------      -------      --------
Average interest-earning
 assets........................  $99,676      $25,278      $124,954
                                 =======      =======      ========
Net interest income as a
 percentage of average
 interest-earning assets.......     7.30%       11.93%         8.24%
                                 =======      =======      ========


---------------

(1) When reporting on a managed basis, finance and other interest income, interest expense, provision for credit losses and fee income related to securitized receivables are reclassified from securitization revenue in our owned statements of income into the appropriate caption.

                                        8

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------


RECONCILIATION TO GAAP FINANCIAL MEASURES

SELECTED FINANCIAL RATIOS



                                                                    THREE MONTHS ENDED
                                                             --------------------------------
                                                             3/31/05     12/31/04    3/31/04
---------------------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN MILLIONS)

RETURN ON AVERAGE COMMON SHAREHOLDER'S EQUITY:
Net income.................................................  $    626    $    712    $    470
  Dividends on preferred stock.............................       (18)        (18)        (18)
                                                             --------    --------    --------
Net income available to common shareholders................  $    608    $    694    $    452
Gain on bulk sale of private label receivables,
  after-tax................................................         -        (423)          -
Adoption of FFIEC charge-off policies for domestic private
  label and MasterCard and Visa portfolios, after-tax......         -         121           -
                                                             --------    --------    --------
Operating net income available to common shareholders......  $    608    $    392    $    452
                                                             --------    --------    --------
Average common shareholder's equity........................  $ 16,170    $ 16,838    $ 16,645
                                                             --------    --------    --------
Return on average common shareholder's equity..............     15.04%      16.49%      10.86%
Return on average common shareholder's equity, operating
  basis....................................................     15.04        9.31       10.86
                                                             ========    ========    ========
RETURN ON AVERAGE ASSETS:
Net income.................................................  $    626    $    712    $    470
Operating net income.......................................       626         410         470
                                                             --------    --------    --------
Average assets:
  Owned basis..............................................  $131,954    $134,316    $119,388
  Serviced with limited recourse...........................    12,884      18,602      25,278
                                                             --------    --------    --------
  Managed basis............................................  $144,838    $152,918    $144,666
                                                             --------    --------    --------
Return on average owned assets.............................      1.90%       2.12%       1.57%
Return on average owned assets, operating basis............      1.90        1.22        1.57
Return on average managed assets...........................      1.73        1.87        1.30
Return on average managed assets, operating basis..........      1.73        1.07        1.30
                                                             ========    ========    ========


                                        9

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



                                                                    THREE MONTHS ENDED
                                                             --------------------------------
                                                             3/31/05     12/31/04    3/31/04
---------------------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN MILLIONS)

EFFICIENCY RATIO:
Total costs and expenses less policyholders' benefits......  $  1,420    $  1,349    $  1,297
                                                             --------    --------    --------
Net interest income and other revenues less policyholders'
  benefits:
  Owned basis..............................................  $  3,228    $  3,728    $  2,930
  Serviced with limited recourse...........................        30          19         253
                                                             --------    --------    --------
  Managed basis............................................  $  3,258    $  3,747    $  3,183
                                                             --------    --------    --------
Gain on bulk sale of private label receivables.............  $      -    $    663    $      -
Adoption of FFIEC charge-off policies for domestic private
  label and MasterCard and Visa portfolios:
  Owned basis..............................................         -         151           -
  Managed basis............................................         -         107           -
Net interest income and other revenues less policyholders'
  benefits, excluding nonrecurring items:
  Owned basis..............................................  $  3,228    $  3,216    $  2,930
  Serviced with limited recourse...........................        30         (25)        253
                                                             --------    --------    --------
  Managed basis............................................  $  3,258    $  3,191    $  3,183
                                                             --------    --------    --------
Owned basis efficiency ratio...............................     43.99%      36.14%      44.27%
Owned basis efficiency ratio, operating basis..............     43.99       41.95       44.27
Managed basis efficiency ratio.............................     43.59       36.00       40.75
Managed basis efficiency ratio, operating basis............     43.59       42.24       40.75
                                                             ========    ========    ========
MANAGED BASIS RISK ADJUSTED REVENUE:
Net interest income........................................  $  2,220    $  2,551    $  2,574
Other revenues, excluding securitization revenue...........     1,468       1,786       1,072
Less: Net charge-offs......................................    (1,118)     (1,502)     (1,442)
                                                             --------    --------    --------
Risk adjusted revenue......................................  $  2,570    $  2,835    $  2,204
  Gain on bulk sale of private label receivables...........         -        (663)          -
  Adoption of FFIEC charge-off policies for domestic
     private label and MasterCard and Visa portfolios......         -         309           -
                                                             --------    --------    --------
Risk adjusted revenue, excluding nonrecurring items........     2,570       2,481       2,204
                                                             --------    --------    --------
Average interest-earning assets............................  $125,869    $135,380    $124,954
                                                             --------    --------    --------
Managed basis risk adjusted revenue........................      8.17%       8.37%       7.06%
Managed basis risk adjusted revenue, operating basis.......      8.17        7.32        7.06
                                                             ========    ========    ========


                                        10

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES




                                            TWO-MONTHS-AND-OVER                      QUARTER-TO-DATE CHARGE-OFFS,
                                          CONTRACTUAL DELINQUENCY                         NET OF RECOVERIES
                                 ------------------------------------------   ------------------------------------------
                                 TWO-MONTHS-                  TWO-MONTHS-
                                  AND-OVER      CONSUMER        AND-OVER                      AVERAGE
                                 CONTRACTUAL   RECEIVABLES    CONTRACTUAL         NET        CONSUMER          NET
                                 DELINQUENCY   OUTSTANDING   DELINQUENCY(1)   CHARGE-OFFS   RECEIVABLES   CHARGE-OFFS(1)
------------------------------------------------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN MILLIONS)

MARCH 31, 2005
  OWNED:
  First mortgage...............    $    1       $     26          5.25%         $    -       $     26          1.22%
  Real estate secured..........     1,797         68,486          2.62             144         66,485           .87
  Auto finance.................       134          8,107          1.65              74          7,779          3.80
  MasterCard/Visa..............       716         15,554          4.60             270         15,079          7.17
  Private label................       148          3,130          4.71              34          3,227          4.18
  Personal non-credit card.....     1,433         16,608          8.63             334         16,332          8.18
                                   ------       --------         -----          ------       --------         -----
  Total........................    $4,229       $111,911          3.78%         $  856       $108,928          3.15%
                                   ======       ========         =====          ======       ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured..........    $   10       $     73         13.70%         $    1       $     77          5.19%
  Auto finance.................        98          2,175          4.51              75          2,463         12.18
  MasterCard/Visa..............       146          6,140          2.38              90          6,849          5.26
  Personal non-credit card.....       372          3,098         12.01              89          3,495         10.19
                                   ------       --------         -----          ------       --------         -----
  Total........................    $  626       $ 11,486          5.45%         $  255       $ 12,884          7.92%
                                   ======       ========         =====          ======       ========         =====
  MANAGED:
  First mortgage...............    $    1       $     26          5.25%         $    -       $     26          1.22%
  Real estate secured..........     1,807         68,559          2.64             145         66,562           .87
  Auto finance.................       232         10,282          2.26             149         10,242          5.82
  MasterCard/Visa..............       862         21,694          3.97             360         21,928          6.56
  Private label................       148          3,130          4.71              34          3,227          4.18
  Personal non-credit card.....     1,805         19,706          9.16             423         19,827          8.54
                                   ------       --------         -----          ------       --------         -----
  Total........................    $4,855       $123,397          3.93%         $1,111       $121,812          3.65%
                                   ======       ========         =====          ======       ========         =====
DECEMBER 31, 2004
  OWNED:
  First mortgage...............    $    1       $     26          5.04%         $    -       $     26             -%
  Real estate secured..........     1,920         64,820          2.96             159         61,445          1.04
  Auto finance.................       156          7,544          2.07              49          7,191          2.73
  MasterCard/Visa..............       714         14,635          4.88             275         13,009          8.44
  Private label................       141          3,411          4.13             328         14,349          9.16
  Personal non-credit card.....     1,401         16,128          8.69             316         15,671          8.06
                                   ------       --------         -----          ------       --------         -----
  Total........................    $4,333       $106,564          4.07%         $1,127       $111,691          4.04%
                                   ======       ========         =====          ======       ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured..........    $   10       $     81         12.35%         $    1       $     98          4.08%
  Auto finance.................       147          2,679          5.49              63          2,861          8.81
  MasterCard/Visa..............       170          7,583          2.24             125          8,212          6.09
  Private label................         -              -             -              83          3,509          9.46
  Personal non-credit card.....       461          3,882         11.88             103          3,921         10.51
                                   ------       --------         -----          ------       --------         -----
  Total........................    $  788       $ 14,225          5.54%         $  375       $ 18,601          8.06%
                                   ======       ========         =====          ======       ========         =====
  MANAGED:
  First mortgage...............    $    1       $     26          5.04%         $    -       $     26             -%
  Real estate secured..........     1,930         64,901          2.97             160         61,543          1.04
  Auto finance.................       303         10,223          2.96             112         10,052          4.47
  MasterCard/Visa..............       884         22,218          3.98             400         21,221          7.54
  Private label................       141          3,411          4.13             411         17,858          9.22
  Personal non-credit card.....     1,862         20,010          9.30             419         19,592          8.55
                                   ------       --------         -----          ------       --------         -----
  Total........................    $5,121       $120,789          4.24%         $1,502       $130,292          4.61%
                                   ======       ========         =====          ======       ========         =====


---------------

(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        11

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)




                                                                              QUARTER-TO-DATE CHARGE-OFFS,
                        TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY                NET OF RECOVERIES
                        --------------------------------------------   ------------------------------------------
                        TWO-MONTHS-                   TWO-MONTHS-
                         AND-OVER      CONSUMER         AND-OVER                       AVERAGE
                        CONTRACTUAL   RECEIVABLES     CONTRACTUAL          NET        CONSUMER          NET
                        DELINQUENCY   OUTSTANDING    DELINQUENCY(1)    CHARGE-OFFS   RECEIVABLES   CHARGE-OFFS(1)
-----------------------------------------------------------------------------------------------------------------
                                                        (DOLLARS ARE IN MILLIONS)

MARCH 31, 2004
  OWNED:
  First mortgage......    $    2       $     32            7.00%         $    1       $     34            5.10%
  Real estate
     secured..........     2,031         52,440            3.87             149         51,976            1.15
  Auto finance........        83          4,936            1.68              52          4,511            4.65
  MasterCard/Visa.....       637         10,788            5.90             241         11,129            8.66
  Private label.......       632         11,759            5.38             161         12,209            5.29
  Personal non-credit
     card.............     1,286         13,344            9.64             366         13,115           11.17
                          ------       --------          ------          ------       --------          ------
  Total...............    $4,671       $ 93,299            5.01%         $  970       $ 92,974            4.17%
                          ======       ========          ======          ======       ========          ======
  SERVICED WITH
     LIMITED RECOURSE:
  Real estate
     secured..........    $   18       $    182           10.05%         $    1       $    189            1.06%
  Auto finance........       155          4,093            3.79             122          4,391           11.07
  MasterCard/Visa.....       246          9,536            2.59             127          9,694            5.27
  Private label.......       216          5,261            4.09              60          5,262            4.53
  Personal non-credit
     card.............       645          5,285           12.20             162          5,742           11.30
                          ------       --------          ------          ------       --------          ------
  Total...............    $1,280       $ 24,357            5.26%         $  472       $ 25,278            7.46%
                          ======       ========          ======          ======       ========          ======
  MANAGED:
  First mortgage......    $    2       $     32            7.00%         $    1       $     34            5.10%
  Real estate
     secured..........     2,049         52,622            3.89             150         52,165            1.15
  Auto finance........       238          9,029            2.63             174          8,902            7.81
  MasterCard/Visa.....       883         20,324            4.35             368         20,823            7.08
  Private label.......       848         17,020            4.98             221         17,471            5.06
  Personal non-credit
     card.............     1,931         18,629           10.36             528         18,857           11.21
                          ------       --------          ------          ------       --------          ------
  Total...............    $5,951       $117,656            5.06%         $1,442       $118,252            4.88%
                          ======       ========          ======          ======       ========          ======


---------------

(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        12

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



                                                                        SERVICED WITH
                                                              OWNED    LIMITED RECOURSE   MANAGED
-------------------------------------------------------------------------------------------------
                                                                  (DOLLARS ARE IN MILLIONS)

REAL ESTATE CHARGE-OFFS AND REO EXPENSE:
THREE MONTHS ENDED MARCH 31, 2005
Real estate charge-offs and REO expense....................  $   168         $  1         $   169
Average real estate secured receivables....................   66,485           77          66,562
                                                             -------         ----         -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)...............     1.01%           -            1.01%
                                                             =======         ====         =======
THREE MONTHS ENDED DECEMBER 31, 2004
Real estate charge-offs and REO expense....................  $   179         $  1         $   180
Average real estate secured receivables....................   61,445           98          61,543
                                                             -------         ----         -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)...............     1.17%           -            1.17%
                                                             =======         ====         =======
THREE MONTHS ENDED MARCH 31, 2004
Real estate charge-offs and REO expense....................  $   212         $  1         $   213
                                                             -------         ----         -------
Average real estate secured receivables....................   51,976          189          52,165
                                                             -------         ----         -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)...............     1.63%           -            1.63%
                                                             =======         ====         =======


---------------

(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        13

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)



                                                                          SERVICED WITH
                                                               OWNED     LIMITED RECOURSE   MANAGED
----------------------------------------------------------------------------------------------------
                                                                    (DOLLARS ARE IN MILLIONS)

CREDIT LOSS RESERVES:
THREE MONTHS ENDED MARCH 31, 2005
Reserves for receivables at beginning of quarter............  $  3,625       $   890        $  4,515
Provision for credit losses.................................       841            30             871
Charge-offs, net of recoveries..............................      (863)         (255)         (1,118)
Other, net..................................................       (22)           (4)            (26)
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  3,581       $   661        $  4,242
                                                              ========       =======        ========
Receivables.................................................  $112,161       $11,486        $123,647
Credit loss reserves as a percent of receivables............      3.19%         5.75%           3.43%
                                                              --------       -------        --------
THREE MONTHS ENDED DECEMBER 31, 2004
Reserves for receivables at beginning of quarter............  $  3,953       $ 1,246        $  5,199
Provision for credit losses.................................     1,286            19           1,305
Charge-offs, net of recoveries..............................    (1,127)         (375)         (1,502)
Other, net..................................................      (487)            -            (487)
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  3,625       $   890        $  4,515
                                                              ========       =======        ========
Receivables.................................................  $106,855       $14,225        $121,080
Credit loss reserves as a percent of receivables............      3.39%         6.26%           3.73%
                                                              --------       -------        --------
THREE MONTHS ENDED MARCH 31, 2004
Reserves for receivables at beginning of quarter............  $  3,793       $ 2,374        $  6,167
Provision for credit losses.................................       928           253           1,181
Charge-offs, net of recoveries..............................      (970)         (472)         (1,442)
Other, net..................................................         2             4               6
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  3,753       $ 2,159        $  5,912
                                                              ========       =======        ========
Receivables.................................................  $ 93,650       $24,357        $118,007
Credit loss reserves as a percent of receivables............      4.01%         8.86%           5.01%
                                                              --------       -------        --------
NONPERFORMING ASSETS:
MARCH 31, 2005
Nonaccrual receivables......................................  $  2,956       $   431        $  3,387
Accruing receivables 90 or more days delinquent.............       499            80             579
Renegotiated commercial loans...............................         1             -               1
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,456           511           3,967
Real estate owned...........................................       509             -             509
                                                              --------       -------        --------
Total nonperforming assets..................................  $  3,965       $   511        $  4,476
                                                              ========       =======        ========
Credit loss reserves as a percent of nonperforming
  receivables...............................................     103.6%            -           106.9%
                                                              --------       -------        --------
DECEMBER 31, 2004
Nonaccrual receivables......................................  $  3,012       $   546        $  3,558
Accruing receivables 90 or more days delinquent.............       507           100             607
Renegotiated commercial loans...............................         2             -               2
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,521           646           4,167
Real estate owned...........................................       587             -             587
                                                              --------       -------        --------
Total nonperforming assets..................................  $  4,108       $   646        $  4,754
                                                              ========       =======        ========
Credit loss reserves as a percent of nonperforming
  receivables...............................................     103.0%            -           108.4%
                                                              --------       -------        --------
MARCH 31, 2004
Nonaccrual receivables......................................  $  3,003       $   723        $  3,726
Accruing receivables 90 or more days delinquent.............       876           332           1,208
Renegotiated commercial loans...............................         2             -               2
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,881         1,055           4,936
Real estate owned...........................................       656             -             656
                                                              --------       -------        --------
Total nonperforming assets..................................  $  4,537       $ 1,055        $  5,592
                                                              ========       =======        ========
Credit loss reserves as a percent of nonperforming
  receivables...............................................      96.7%            -           119.8%
                                                              --------       -------        --------


                                        14



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  16 May 2005